UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

________________

Form 11-K

________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 000-51251

Full title of the plan and the address of the plan, if different from that of the issuer listed below:

LifePoint Hospitals, Inc. Retirement Plan

Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

LifePoint Hospitals, Inc.

103 Powell Court

Brentwood, Tennessee 37027

LifePoint Hospitals, Inc. Retirement Plan

Audited Financial Statements and Supplemental Schedules

For the Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

The Plan Sponsor and Administration Committee

LifePoint Hospitals, Inc. Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the LifePoint Hospitals, Inc. Retirement Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2012 and assets (held at end of year) as of December 31, 2012,  are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Lattimore Black Morgan & Cain, PC

Brentwood, Tennessee
June 14, 2013

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

	2012	2011
ASSETS
Cash	$3,945,403	$2,439,243
Investments, at fair value	497,582,298	432,255,883
Notes receivable from participants	13,068,707	11,978,255
Participants' contributions receivable	-	921,867
Employer matching contribution receivable	2,087,602	131,921
Income receivable	236,301	444,921
Total assets	516,920,311	448,172,090

LIABILITIES AND NET ASSETS AVAILABLE FOR BENEFITS
Due to broker and expenses payable	1,302,508	426,087
Excess contributions payable	425,227	156,671
Total liabilities	1,727,735	582,758

Net assets available for benefits	$515,192,576	$447,589,332

See accompanying notes.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For The Years Ended December 31, 2012 and 2011

	2012	2011
Additions:
Interest and dividend income	$2,340,451	$1,372,305
Interest income on notes receivable from participants	507,177	456,312
Employer contributions	12,579,333	316,839
Participants' contributions	56,020,337	48,175,382

Total additions	71,447,298	50,320,838

Deductions:
Benefits paid	44,667,604	38,772,937
Administrative expenses	875,609	787,023

Total deductions	45,543,213	39,559,960

Net appreciation (depreciation) in fair value of investments	41,699,159	(1,821,105)

Net increase in net assets available for benefits	67,603,244	8,939,773

Net assets available for benefits at beginning of year	447,589,332	438,649,559

Net assets available for benefits at end of year	$515,192,576	$447,589,332

See accompanying notes.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Note 1. Description of the Plan

General

The following description of the LifePoint Hospitals, Inc. (the “Company”) Retirement Plan (the “Plan”) reflects the general conditions of participation as of December 31, 2012. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all employees of the Company who have completed 30 days of service, or 60 days of service in certain limited and union specific arrangements, as of the Plan’s year end and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan includes an employee stock ownership plan (“ESOP”) component within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”).  Prior to January 1, 2009, all shares available for allocation in accordance with the ESOP component had been allocated to participant accounts.

Contributions

Each participant may elect to contribute up to 50% of his or her eligible pre-tax compensation to the Plan (“Salary Deferral Contribution”). An automatic 2% Salary Deferral Contribution is applied to all participants who do not make a contrary election. Participants who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions.  Participant contributions are further limited by certain provisions of the Code.

The Plan provides for discretionary contributions from the Company in an amount determined by the Company’s management, in its sole discretion, as a percentage of the participants’ Salary Deferral Contributions in the form of matching contributions (“Matching Contributions”) or in an amount, if any, determined in the sole and absolute discretion of the Company’s management in the form of profit sharing contributions (“Profit Sharing Contributions”).  For the year ended December 31, 2012, the Company made Matching Contributions and Profit Sharing Contributions of $8,579,333 and $4,000,000, respectively.  For the year ended December 31, 2011, the Company made Matching Contributions of $316,839.  There were no Profit Sharing Contributions made for the year ended December 31, 2011.

An additional contribution by the Company in an amount determined by the Company’s management to ensure that the Plan satisfies certain nondiscrimination requirements of the Code may be allocated solely to the accounts of participants who are considered non-highly compensated employees and have elected to make Salary Deferral Contributions for the Plan year (“Non-elective Employer Contributions”). Alternatively, certain highly compensated employees may be refunded a portion of their Salary Deferral Contributions in order to comply with the same nondiscrimination requirements of the Code.

Participant Accounts

Each participant’s account is credited (charged) with his or her Salary Deferral Contribution, the Company’s contributions, Plan fees and Plan earnings (losses). Allocations are based on a number of factors, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Contributions and allocations are subject to certain limitations under the Code. The Plan allows participants who have three or more years of credited service to diversify up to 100% of their allocated contributions of the Company’s stock made in accordance with the ESOP component of the Plan by investing in other securities available under the Plan.  The Plan generally limits the percentage of an individual’s aggregate account that can be invested in the Company’s stock at 25%.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Note 1. Description of the Plan – (continued)

Payment of Benefits

Upon retirement, disability, death, or termination of employment, the total vested value of a participant’s account that exceeds $5,000 is distributed to the participant or his or her beneficiary, as applicable, in a lump sum of cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan. If the vested value of a participant’s account is less than $1,000, the total vested balance is distributed as an automatic lump sum payment in cash. For participant accounts greater than $1,000 but not more than $5,000, the vested value of the participant’s account may be rolled into an individual retirement account on behalf of the participant or distributed to the participant or his or her beneficiary, as applicable, in cash.  Additionally, a participant may request certain in-service withdrawals, including hardship withdrawals, of all or a portion of his or her vested account balance at any time, subject to certain restrictions and limitations, as defined by the Plan Agreement.

Notes Receivable from Participants

Each participant may borrow from his or her account a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or one-half of the respective participant’s vested account balance. Loan terms range from six months to five years or up to ten years if the loan is used for the purchase of a primary residence. The loans are secured by the vested balance in the respective participant’s account and bear interest at a rate commensurate with local prevailing rates, ranging from 4.25% to 8.25  % as of December 31, 2012,  as determined by the Plan’s administrator. Principal and interest are paid by the participant ratably through payroll deductions.

Vesting and Forfeitures

Participants are immediately and fully vested in their Salary Deferral Contributions, Non-elective Employer Contributions, rollover contributions and investment earnings (losses) arising from these contributions. Participants are fully vested in Matching Contributions and Profit Sharing Contributions after two years of service.

Participants’ interests in their accounts become fully vested and nonforfeitable without regard to their credited years of service if they retire on or after age 65, incur a total and permanent disability or die while employed by the Company.

If a participant who is not fully vested terminates employment with the Company, the participant is entitled to the vested portion of his or her account. The non-vested portion is forfeited and is used to reduce future Company contributions, pay administrative expenses of the Plan or is reallocated to participants in the Plan, as defined in the Plan document. During the years ended December 31, 2012 and 2011, the Company utilized forfeitures of $361,802 and $138,392, respectively, to reduce the Company’s Matching Contributions.    Unused forfeitures available for use at December 31, 2012 and 2011 were $679,825 and $400,068, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will receive the vested and non-vested portions of their accounts.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Note 2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amount of net assets available for benefits, changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification (“ASC”) 820-10, “Fair Value Measurements and Disclosures” (“ASC 820-10”). The Plan’s investments are further discussed in Note 3.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

The majority of administrative expenses, including legal and participant accounting expenses and all expenses directly relating to the investments, are charged to and paid by the Plan.

Note 3.  Investments at Fair Value

The Plan’s investments are held, and transactions are executed, by The Charles Schwab Trust Company (the “Trustee”).  The Plan accounts for its investments in accordance with ASC 820-10.  ASC 820-10 establishes a framework for measuring fair value and establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The tiers are as follows:

Level 1 – defined as observable inputs such as quoted prices in active markets;

Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3 – defined as observable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Note 3.  Investments at Fair Value - (continued)

The following provides a description of the valuation methodologies used to value the Plan’s assets measured at fair value in accordance with ASC 820-10 and certain additional information:

LifePoint Hospitals, Inc. Common Stock:  Valued at the last reported sales price on the last business day of the Plan year reported by the active market in which the securities are traded.

Mutual Funds:  Valued at the net asset value of shares held by the Plan at year end in an active market.

Self-directed Brokerage Accounts:  Valued at the last reported sales prices of the underlying investments on the last business day of the Plan year reported by the active markets in which the individual underlying investments are traded.

Money Market Funds:  Valued at quoted prices in markets that are not active by a combination of inputs, including but not limited to dealer quotes who are market makers in the underlying funds and other directly and indirectly observable inputs.

Collective Trusts:  Valued at the net asset value (“NAV”), inclusive of net investment gains or losses, based on information provided by the Trustee and using the audited financial statements of the collective trusts at year-end.     The investment objectives of the funds included in this class of investments are to approximate as closely as practicable, before expenses, the performance of certain widely observed indices over the long term, while providing participants the ability to purchase and redeem units at will.  Generally, neither of the individual investment funds that comprise this class of investment contain redemption restrictions that would prevent or considerably delay a participant from redeeming his or her investment at any point of participation in the fund.   As of December 31, 2012 and 2011, there were no unfunded obligations with respect to any of the funds in this investment category.

The fair values, within the fair value hierarchy in accordance with ASC 820-10, of the Plan’s investments at December 31, 2012 are as follows:

	Level 1	Level 2	Level 3	Total
LifePoint Hospitals, Inc. Common Stock	$63,244,651	$-	$-	$63,244,651
Mutual Funds:
Growth Fund	68,737,060	-	-	68,737,060
Small Blend Fund	45,441,479	-	-	45,441,479
Self-directed Brokerage Accounts
Common Stock	4,800,294	-	-	4,800,294
Mutual Funds	3,458,745	-	-	3,458,745
Other Assets	586,165	-	-	586,165
Money Market Funds:
Fixed Income Funds	-	66,175,301	-	66,175,301
Collective Trusts:
Index Funds	-	245,138,603	-	245,138,603
	$186,268,394	$311,313,904	$-	$497,582,298

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Note 3. Investments at Fair Value - (continued)

The fair values, within the fair value hierarchy in accordance with ASC 820-10, of the Plan’s investments at December 31, 2011 are as follows:

	Level 1	Level 2	Level 3	Total
LifePoint Hospitals, Inc. Common Stock	$68,234,297	$-	$-	$68,234,297
Mutual Funds:
Growth Fund	52,470,434	-	-	52,470,434
Small Blend Fund	36,871,576	-	-	36,871,576
Self-directed Brokerage Accounts
Common Stock	3,617,114	-	-	3,617,114
Mutual Funds	3,099,449	-	-	3,099,449
Other Assets	415,027	-	-	415,027
Money Market Funds:
Fixed Income Funds	-	62,435,131	-	62,435,131
Collective Trusts:
Index Funds	-	205,112,855	-	205,112,855
	$164,707,897	$267,547,986	$-	$432,255,883

There have been no changes to the valuation methodologies used to value the Plan’s assets during 2012 and 2011.  Additionally, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2012 and 2011 are as follows:

	2012	2011
State Street S&P 500 Index Fund	$154,947,481	$128,945,870
State Street Passive Bond Market Index Fund	90,191,122	76,166,985
American Funds EuroPacific Growth Fund	68,737,060	52,470,434
Federated Prime Cash Obligations	66,174,727	62,045,688
LifePoint Hospitals, Inc. Common Stock	63,244,651	68,234,297
Vanguard Small Cap Index	45,441,479	*
Oppenheimer Main Street Small Cap A Fund	*	36,871,576

________________

*   Investment does not represent 5% or more of the Plan’s net assets for the respective year.

For the years ended December 31, 2012 and 2011, the Plan’s investments, including investments purchased, sold and held during the year, appreciated (depreciated) as follows:

	2012	2011
LifePoint Hospitals, Inc. Common Stock	$1,292,763	$891,813
Mutual Funds	15,627,253	(9,656,189)
Self-directed Brokerage Accounts	641,226	(778,503)
Collective Trusts	24,137,917	7,721,774
	$41,699,159	$(1,821,105)

Note 4.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Note 5.  Income Taxes

The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”), dated March 20, 2012, stating that the Plan is qualified under Section 401(a) of the Code and that the related trust is exempt from taxation.  The Plan is required to operate in conformity with the Code to maintain its qualification.

GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained by the applicable taxing authorities upon examination. The Plan’s administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.  The Plan’s administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2009.  The IRS is currently conducting a routine audit of the Plan.

Note 6. Party-In-Interest Transactions

The Plan holds investments in the form of notes receivable from participants and in shares of LifePoint Hospitals, Inc. Common Stock as well as pays administrative expenses to the Plan’s trustee and recordkeeper.  All of these transactions qualify as party-in-interest transactions that are permissible under specific exemptions included in ERISA and the Code.

The Plan paid $875,609 and $787,023 in administrative expenses to the Plan’s trustee and recordkeeper during the years ended December 31, 2012 and 2011, respectively.  Additionally, the Company provided the Plan with certain management and administrative services for which no fees were charged.

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$515,192,576	$447,589,332
Less deemed distributions of notes receivable from participants	(390,719)	(350,602)
Net assets available for benefits per the Form 5500	$514,801,857	$447,238,730

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2012 and 2011:

	2012	2011
Net increase in net assets available for benefits per the financial statements	$67,603,244	$8,939,773
Add deemed distributions of notes receivable from participants at beginning of year	350,602	555,226
Less deemed distributions of notes receivable from participants at end of year	(390,719)	(350,602)
Net increase in net assets available for benefits per the From 5500	$67,563,127	$9,144,397

Note 8. Subsequent Events

In accordance with the provisions of ASC 855-10, “Subsequent Events,” the  Plan evaluated all material events occurring subsequent to December 31, 2012 for events requiring disclosure or recognition in the Plan’s financial statements.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

EIN: 20-1538254 Plan No.: 001
Schedule H, Line 4a

Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2012

Check here if late participant loan repayments are included:    ☐

10
Participant contributions transferred late to Plan		Total that constitutes nonexempt prohibited transactions
Amount	Original payroll withholding date	Contributions not corrected	Contributions corrected outside VFCP	Contributions corrected in VFCP	Total fully corrected under VFCP and PTE 2002-51
$ 10	12/16/2011	$ —	$ 10*	$ —	$ —

________________

*       As a result of the conversion of payroll systems for an acquisition the Company made in November 2011, participant contributions for one participant were reported incorrectly for the payroll period ended December 16, 2011 and were not remitted to the Plan until February 10, 2012.  The Company corrected the lost investment earnings to the applicable participant Plan account in 2012.  The correction did not have a material effect on the financial statements.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

EIN: 20-1538254 Plan No.: 001
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2012

	(b)	(c)
	Identity of Issue,	Description of Investment
	Borrower, Lessor	Including Maturity Date, Rate of Interest,		(d)	(e)
(a)	or Similar Party	Collateral, Par or Maturity Value		Cost	Current Value
	State Street S&P 500 Index Fund	Collective Trust	$	**	$154,947,481
	State Street Passive Bond Market Index	Collective Trust		**	90,191,122
	American Funds EuroPacific Growth Fund	Mutual Fund		**	68,737,060
	Federated Prime Cash Obligations	Money Market Fund		**	66,174,727
*	LifePoint Hospitals, Inc. Common Stock	Common Stock		**	63,244,651
	Vanguard Small Cap Index	Mutual Fund		**	45,441,479
*	Notes Receivable from Participants	Interest rates range from 4.25% to 8.25%		-	13,068,707
	Self-directed Brokerage Accounts	Various Investments		**	8,845,204
	Federated Capital Reserves	Money Market Fund		**	574
					$510,651,005

______________

*Indicates a party-in-interest to the Plan.

**Not required for participant-direct investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LifePoint Hospitals, Inc.
Retirement Plan

By: /s/ John P. Bumpus
John P. Bumpus
Executive Vice President and
Chief Administrative Officer

Date: June 14, 2013

EXHIBIT INDEX

Exhibit Number		Description of Exhibits
23.1	—	Consent of Independent Registered Public Accounting Firm.